UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cayo Inc. dba Instalifecoverage.com

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    June 10, 2015

Physical address of issuer
4747 Caughlin pkwy # 1, Reno, NV 89519

Website of issuer
www.instalifecoverage.com

Name of intermediary through which the offering will be conducted
Nobles & Richards, Inc. dba Invest A Grand Corporation

CIK number of intermediary

0001430284

SEC file number of intermediary

008-67859

CRD number, if applicable, of intermediary

146870

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
10.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Convertible Notes

Target number of securities to be offered
100

Price (or method for determining price) $1,000.00

Target offering amount $100,000.00

Oversubscriptions accepted
☑ Yes
☐ No

Oversubscriptions will be allocated
☐ Pro-rata basis
☑ First-come, first-served
basis ☐ Other:

Maximum offering amount (if different from target offering amount)
 $1,000,000.00

Deadline to reach the target offering amount
June 30, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2.00	$0.00
Cash & Cash Equivalents	$2.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$70,391.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$-70,393.00	$0.00

The jurisdictions in which the issuer intends to offer the securities
Alabama, Arizona, Arkansas, California, Colorado, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, Wisconsin, and Wyoming.

OPTIONAL QUESTION & ANSWER FORMAT
FOR AN OFFERING STATEMENT

THE COMPANY

1. Name of issuer: Cayo Inc. dba Instalifecoverage.com

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Not an investment company registered or required to be registered under the Investment Company Act of 1940.

Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐Yes ☑No

Explain: _____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Harry Grundmann

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cayo, Inc. - Chairman of the Board - June 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cayo, Inc. - Chairman of the Board - June 2015- to Present

Responsibilities: Act as a liaison between management and the Board; provide independent advice and counsel to the CEO; keep abreast generally of the activities of the Company and its management; ensure that the Directors are properly informed and that sufficient information is provided to enable the Directors to form appropriate judgments; in concert with the CEO, to develop and set the agendas for meetings of the Board; act as Chair at meetings of the Board.

PlayMSB.com - Founder - June 2012 to Present

Responsibilities: Software development; game theory; act as a liaison between management and the Board; provide independent advice and counsel to the CEO; keep abreast generally of the activities of the Company and its management; ensure that the Directors are properly informed and that sufficient information is provided to enable the Directors to form appropriate judgments; in concert with the CEO, to develop and set the agendas for meetings of the Board; act as Chair at meetings of the Board.

Name
Spencer Grundmann

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cayo, Inc. - COO & Cayo Inc. Licensed Agent - June 2015 to Present
.
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cayo, Inc. - COO & Cayo Inc. Licensed Agent - June 2015 to Present

Responsibilities: Design and implement business strategies, plans and procedures; set comprehensive goals for performance and growth; establish policies that promote company culture and vision; evaluate performance by analyzing and interpreting data and metrics; assist CEO in fundraising ventures; manage relationships with partners/vendors.

Nugget Casino & Hotel – Guest Service Agent – May 2014 to July 2015

Responsibilities: Managed front-end hotel operations and customer service.

Vonage – Sales Agent – December 2013 to May 2014

Responsibilities: Educating consumers and selling Vonage products.

Education
Film Degree from Trepas Institute, Montreal Canada – February 2009 to February 2012

Licensed Life Insurance Agent, Nevada – July 2015

Name
Tim Trefts

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cayo, Inc. - CEO & Cayo Inc. Licensed Agent - June 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Cayo, Inc. - CEO & Cayo Inc. Licensed Agent - June 2015 to Present

Responsibilities: lead, in conjunction with the Board, the development of the CAYO's strategy; lead and oversee the implementation of the CAYO's long and short term plans in accordance with its strategy; ensure that expenditures of CAYO are within the authorized annual budget of CAYO; ensure effective internal controls and management information systems are in place; ensure that CAYO has appropriate systems to enable it to conduct its activities both lawfully and ethically; ensure that CAYO maintains high standards of corporate citizenship and social responsibility wherever it does business; act as a liaison between management and the Board; communicate effectively with shareholders, employees, Government authorities, other stakeholders and the public.

Special Olympics World Games Los Angeles 2015 - Hub Manager, Spectator Services - February 2015 to August 2015

Responsibilities: Plan, manage and implement a high level of customer service to all spectators and visitors of the Games.

LifeFit Center @ The Beach (CSULB Campus) - Operations & Marketing Coordinator - August 2012 to January 2015

Responsibilities: Worked closely with the director to manage optimum facility operations and implement effective marketing campaign to get exposure for the gym.

Stylehawk Event Services - Event Manager (Huntington Beach, CA) - January 2014 to December 2014

Responsibilities: Manage recruitment, training and supervise volunteers & staff. Ensure that event and volunteer staff get the most out of their contribution. Excellent event logistics skills. Skilled at both planning and execution. On-site, confirmation of service delivery from event vendors, manage event timelines and control crisis.

Education
Master's degree in Sports Management from California State University, Long Beach - February 2011 to August 2012

Bachelor's degree in Marketing from San Diego State University - August 2008 to December 2008

Licensed Life Insurance Agent, Nevada - September 2015

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Spencer Grundmann

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cayo Inc COO June 2015-Present Cayo Inc Licensed Agent

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Principle occupation and employment responsibilities during the last three years provided in previous section "DIRECTORS OF THE COMPANY."

Education
Educational background provided in previous section "DIRECTORS OF THE COMPANY."

Name
Tim Trefts

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Cayo Inc CEO June 2015- Present Cayo Inc Licensed Agent

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Principle occupation and employment responsibilities during the last three years provided in previous section "DIRECTORS OF THE COMPANY."

Education
Educational background provided in previous section "DIRECTORS OF THE COMPANY."

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Upon funding, no person shall be a beneficial owner of 20 percent or more of the issuer's outstanding voting securities. To the extent the Convertible Notes are converted to common stock, the equitable holdings of the current shareholders will be diluted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cayo Inc. dba Instalifecoverage.com (the "Company") is a Nevada Corporation, formed on June 10, 2015.

The Company is located at 4747 Caughlin pkwy # 1 , Reno, NV 89519.

The Company's website is www.instalifecoverage.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business

Cayo, Inc., dba instalifecoverage.com is contracting with Crump Life Insurance, a Brokerage General Agent (BGA), to market and sell web-based life insurance in the United States with no medical testing that provides "instant" coverage (in about 10 Minutes). **C**AYO Inc. has an online marketing strategy to bring the new financial service technology platform to the public. By adopting a direct to consumer, e-commerce sale that bypasses the need for a live agent, clients can purchase life insurance online by filling out a short questionnaire.

The Offering

Minimum number of Convertible Notes being offered	100
Total Convertible Notes outstanding after offering (if minimum amount reached)	100

Maximum number of Convertible Notes	1,000
Total Convertible Notes outstanding after offering (if maximum amount reached)	1,000
Purchase price per Security	$1,000.00
Minimum investment amount per investor	$1,000.00
Offering deadline	June 30, 2017
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

Business Plan

Instalife's innovative team worked with Crump Life Insurance to develop a new financial services technology platform, Instalife Life Insurance Platform, which provides non-medical term insurance quotes, which the applicant can purchase using the online platform, to individuals between the ages of 20 to 60 years old. Applicants can choose between 10, 15, 20 and 30 year terms with coverage amounts ranging between $25,000 to $1,000,000. The two types of underwriting classes offered on the Platform for life insurance are Select and Standard NT, Select and Standard Tobacco. For a higher premium, applicants can add Terminal Illness Rider, which allows the insured to take a portion of the Death Benefits to cover medical expenses if the insured gets diagnosed with a Terminal Illness. The purpose of this feature is to allow the customer to pay medical costs for treatment while the insured is still alive versus leaving this heavy debt to their loved ones, which may jeopardize the family's financial future. Policies can also be renewed at age of 95 for extended coverage. The platform strives to provide a safe and secure ecommerce life insurance sale that bypasses the need for a live agent while still meeting all the regulatory and compliance insurance sales issues. Instalife's Direct-to-Consumer product model intends to eliminate unnecessary costs for an insurance sales representative and external underwriting services, which allows the Company to provide low, competitive life insurance premiums that are approved within minutes. Within 10 minutes or less, an applicant can get up to $1,000,000 life insurance coverage to lessen the likelihood of their loved ones being financially vulnerable.

History of the Business

The Company incorporated in June 2015 (EIN #474235172). Cayo, Inc. became a licensed Nevada insurance company in July 2015, resident producer firm number #3091568. During the first year, the company's leadership completed programming and implemented a proprietary life insurance software and platform. The website is optimized for mobile applications.

The Company's Products and/or Services

Product / Service	Description	Current Market
Web-based Life Insurance	Instalife's easy-to-use website has simple tools to quickly compare coverage length and payment so customers can determine how much coverage they need and gain valuable information in order to evaluate what would be the right policy that's within their budget.	The target market is adults living in the United States that do not have life insurance or adults living in the United States that have insurance but wish to switch away from their current policy.

We have no new products in development.

Marketing Strategy

CAYO, Inc. has a strong online marketing strategy to bring the new financial service technology platform – InstaLife - to the masses. By adopting a direct-to-consumer, e-commerce sale that bypasses the need for a live agent, clients can purchase life insurance online by filling out a short questionnaire. This is a simple and fast business model, but for the campaign to be successful the Company will implement Internet marketing strategies to connect the right leads to the right clients. The Company intends to spend upwards of $150 per customer acquisition through a multi-pronged marketing approach, mostly web-based. This includes leveraging its strategic alliance with "Ad exchange." However, the Company intends to work with several Internet Traffic providers and affiliate marketers. Ad Exchange has already reverse engineered the pay-per-click strategy for Cayo, Inc.

Competition

The Company's primary competitors are Express Term Life Insurance (Competitor); Term Life Online (Competitor).

The Cayo, Inc. leadership has 3 decades of experience in the industry. They have deployed a plan by finding the niche markets in order to compete with larger players within the industry. The key is knowing the traffic drivers and staying in compliance with regulators.

- Instant approval online offers a new level of convenience and ease to protect the future of the policy holder's loved one's financial future. It also eliminates unwanted calls from pushy insurance agents.
- The customer experiences no hassle or waiting due to the short application process and the waved requirement for a medical exam.
- Term lengths up to 30 years provides peace of mind to the customers; they can stay insured for short or long-term and thus may worry less about what will happen to their family after they pass away.
- Instalife insures people starting from age 20 to age 50, and the policy is renewable until age 95, which makes Instalife's insurance policies accessible to much of the population. Instlife believes that people deserve the right to life insurance to protect their loved ones from the unexpected.
- A Terminal Illness rider allows the insured to use their death benefits to cover medical expenses if the insured is diagnosed with a terminal illness that could shorten the insured's lifespan. By advancing the funds, policy holders can alleviate the debt and medical costs incurred while they're alive and not leave that burden onto their loved ones when they pass away.
- Affordable policies that will not break the bank reduce the unnecessary stress of having to increase monthly expenses too much and still live comfortably while knowing that the family is covered if anything unexpected were to happen to the insured.
- Helpful experts are available to speak to, making the process as simple as possible.
- Minimalist application that doesn't require much information from the customer; this makes it easier to apply and provides faster approval times.

Supply Chain and Customer Base

Our two services would be Crump Life Insurance Service and Ad Exchange Group.

The Company has yet to transact business.

Intellectual Property and Research and Development

The Company is dependent on the following intellectual property:

None

Expenses Related to Research & Development:

Innovation will be a major factor in our success and we believe it will help us continue to grow in the future. The company has allocated between $15,000 and $150,000 in the use of proceeds for final website development expenses depending on how much will be raised.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
4747 Caughlin pkwy # 1	Lease	Office Space
Reno NV 89519		

The Company intends to own or lease the following real property in the future:

Property Address	Own or Lease	Description
None		

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Life Insurance	Department of Insurance			

State and Government regulations of Web based Life Insurance.

Regulations for Life Insurance Agents vary from State to state
Litigation

None

Other

The Company has the ability to conduct business in the following states:

The Company conducts business in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wyoming and Washington DC.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount Outstanding	2,250,000
Voting Rights	
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Notes/Bonds being offered	Up to 750,000 Shares may be purchased through Conversion (Up to 33.33%)
Percentage ownership of the company by holders of the Convertible Notes (assuming conversion if convertible securities)	25.0%

The Company has the following debt outstanding:

Following the Offering, the total amount of outstanding indebtedness of the Company will be $100,000.00 if the Minimum Amount is raised and $1,000,000.00 if the Maximum Amount is raised.

See Convertible Note.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend-ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex-change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

High Degree of Risk The purchase of Shares in the Company involves a high-degree of risk.
Prospective Shareholders should carefully consider the risks described below in addition to other information set forth in this offering statement before making a business and/or financial decision to become a Shareholder of the Company and purchase Shares. The risks and uncertainties described below are not exclusive. Additional risks and uncertainties not presently known or that the Company currently deems immaterial may also impair its business operations. If one or more of the following risks actually occur, the Company's business operations and financial condition could be materially adversely affected. In that case, an investor may lose all or part of his or her financial participation.

Risks Related to the Company
Cayo, Inc. and Its Founders, Directors and Officers are committed to disclosure, transparency and communication between each other, the Company's shareholders, employees, clients and stakeholders. To that end, Cayo operates an enterprise within a highly speculative business sector that is transforming the traditional insurance buying experience. The services the Company and its affiliated enterprises offer are, by their nature, exceptionally high risk since the Company is conducting business online. All current, proposed or future shareholders that commit their investment capital to Cayo its affiliated companies should know that the ownership of equity in this enterprise is to be

considered highly speculative. The speculative nature of the company's business, together with the lack of liquidity of the shares, makes the purchase of shares suitable only for shareholders who have adequate financial means and who can afford the total loss of their investment. Accordingly, shareholders may be required to make certain representations as to their net worth, income and ability to bear the loss of their investment.

Forward-Looking Statements

You should not rely on forward-looking statements in this offering statement. This offering statement (and the documents made available to potential Shareholders) contains forward-looking statements involving risks and uncertainties. These statements relate to future events or the Company's future financial performance. Any statement that is not a reference to historical fact is a forward-looking statement. For example, in some cases, you can identify forward-looking statements by terminology such as "could," "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms, or other comparable terminology. These statements are only hypotheses and predictions. Actual events or results may, and often do, differ materially. In evaluating these statements, you should specifically consider various important factors including the risks described above and below under "Risk Factors" and in other parts of this offering statement. These factors may cause actual results to differ materially from any forward-looking statement.

Although the expectations reflected in all forward- looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statements. The Company is under no duty to update any of the forward-looking statements after the date of this offering statement to conform them to actual results or to changes in the Company's expectations.

A New Entity with No Past Performance

Cayo, Inc. is doing business as instalifecovereage.com, which is a new entity created on June 2015. As a newly formed corporation, it has no operating history. The concept of selling life insurance on an online platform has very limited past history to prove a substantial performance. For all the reasons stated above, the risk of minimal past performance, both by the company and the industry, causes a substantial risk.

No Independent Market Study Has Been Performed Regarding This Offering

No market study regarding the effect of this Offering has been conducted. In formulating the Company's business plan, the Company has relied on the judgment of its Officers and Directors, and outside Consultants. The effect of the sale of the Shares has not been analyzed for its effect on the Company's operations or its ability to obtain funds or financing. As a result, the Company may not be able to sell a sufficient portion of this offering to allow it to operate successfully. Even if the Company does sell this entire Offering it may still not become profitable and you may lose your entire investment.

Your investment will be subject to an arbitrary Offering price

The Offering Price of the Shares has been determined based the experience of the Company's Officers and Directors ("Management") with similar projects and products, Management's consultation with its advisors and the anticipated expenses to be paid as a result of the Offering. The Offering Price of the Shares is not an indication of their value or the value of Company's assets. No assurance is or can be given that any of the Shares, if transferable, could be sold for the Offering Price or for any amount.

We may not be able to raise the Maximum Offering

While the Company will be able to operate while it is raising money, if the Maximum Offering is not accomplished, the Company may be required to borrow subsequent funds to meet its operating objectives. In the event that additional funds are not obtained, the Company may not be able to meet its objectives.

Investment in the Company is highly speculative

Investment in the Company is speculative and by investing, each investor assumes the risk of losing a substantial portion or all of their capital investment. The Management believes that by developing and marketing the products and services offered by the Company, that an investor's capital will be preserved for their benefit and a reasonable return. However, this objective of the Management may not be realized and there is no guarantee of any return on a Shareholder's investment. You may lose some or all of your investment. Only investors who are able to bear the loss of their entire investment, and who otherwise meet the qualifications discussed in this offering statement, should consider investing in the Shares.

The Management will have broad discretion in the application of Distributable Cash The Company may use funds solely for (I) actual capital investment in the business operations and/or assets of the Company; and (II) payment of organization and syndication fees and expenses related to the Offering. Although the Company has designated the proceeds of this Offering for specific uses, the Company's Management shall have wide discretion as to the exact priority and timing of the allocation of funds raised from this Offering. The allocation of the proceeds of the Offering may vary significantly depending upon numerous factors and may be used disproportionately to that set forth in the "Use of Proceeds." The Company's Management may invest or utilize the proceeds from this Offering in ways in which not all the Shareholders may agree.

The estimates and projections contained in this offering statement may not be realized

Any estimates or projections in this offering statement or provided elsewhere have been prepared on the basis of assumptions and hypotheses, which the Management believes to be reasonable. However, no assurance can be given that the potential benefits described in this offering statement will be achieved.

Your investments may be subject to risks arising under securities laws

The Shares are being sold to Shareholders pursuant to the exemptions from registration requirements under the Federal Securities Act of 1933, as amended, provided by Section 4(a)(6) of the Act that provides an exemption from registration for certain crowdfunding transactions. In addition, the Company has represented that this offering statement does not contain any untrue statements of a material fact or omitted a material fact necessary in order to make any statements contained herein true. However, if these representations are inaccurate with respect to a material fact or if this Offering otherwise fails to qualify for an exemption under federal or state securities laws, then each investor may have the right under federal or state securities laws to rescind his/her purchase and receive a refund of his/her purchase price in full, plus interest less income received upon the tender of the securities purchased by him/her. If some Shareholders were successful in seeking a rescission, the Company could face severe financial demands that could adversely affect it as a whole, including the interests of non-rescinding Shareholders.

You will have little control over operations

You will have limited voting rights and will have no control over our Management and must rely almost exclusively on the Management. The Management has complete authority to make decisions regarding the Company's day-to-day operations. The Management may take actions with which you disagree. You will not have any right to object to most Management decisions unless the Management breaches its duties. You will be able to remove the Management only by vote of Shareholders requiring a majority interest in the voting shares of the company or in other limited instances.

The Company's Shareholders will not be able to amend its bylaws in ways that adversely affect its Management without its consent.

There will not initially be a market for your Shares and there will be restrictions placed on their transfer

There will not be a public market for your Shares initially. As a result, you may not be able to sell your Shares at the time you desire and any sale may be at a substantial discount.

Because the Shares are being sold in accordance with exemptions from the registration and/or qualification requirements of federal and state securities laws, resale or further transfer of the Shares is highly restricted by such securities laws and a Shareholder desiring to resell or transfer his or her Shares must fully comply with said laws and pay all of the costs associated with the sale of any shares. Therefore, it may be difficult for you to sell your Shares promptly or at all. If you are able to sell your Shares, you may only be able to sell them at a substantial discount from the price you paid. We cannot assure you that the Shares will ever appreciate in value to the point where, even if such Shares were sold at a substantial discount, you would receive the price you paid for your Shares. Thus, prospective Shareholders must be prepared to hold their shares at least until the Company's next round of capital has developed a secondary market or exit strategy.

If a public market for our shares of common stock does not develop, the Company's stock will be illiquid and you may lose all or a portion of your investment.

There is no public market for the Company's Common Stock (Series A or B) at the time of this Offering. If the Company undertakes a Public Offering in the future, the price at which the Shares will trade after this Offering may be lower than the price at which the stock is being sold in this Offering. If, in the future, the Company's Stock becomes publicly traded, market prices for the Shares will be influenced by a number of factors, including, but not limited to, the following:

• Issuance of new equity securities pursuant to this, or a future, Offering;
• Changes in interest rates;
• Competitive developments, including announcements by us or our competitors of new products or services, significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
• Variations in quarterly operating results;
• Changes in financial estimates by securities analysts;
• Depth and liquidity of the market for the Company's Stock; or
• Investor perceptions of the Company.

There may be restrictions placed on the transfer of the Shares purchased in this Offering
If the Company makes a public Offering of its shares of Common Stock (Series A or B) in the future, there is a risk that the underwriters of the Public Offering may require contractual lock-up restrictions on the sale of the Shares and/or provisions prohibiting the registration or resale of the Shares. If, in the opinion of the underwriters, the Company's goals in the Public Offering and/or the overall success of the Public Offering may be jeopardized by the selling of the aforementioned Shares, registration may not be possible or restrictions may be placed on the transfer of said Shares. If the underwriters require the imposition of restrictions on the aforementioned Shares, there is a risk that an investor may not be able to sell his or her Shares immediately.

There may not be sufficient funds to make cash distributions to Shareholders
No distributions will be made to the Shareholders until the Company has funds that the Management determines are not needed for the operations of the Company. Accordingly, there can be no assurance that any distributions will ever be made to the Shareholders. If distributions are made, the Company anticipates that such distributions would be made at least on an annual basis.

The Company is required to indemnify its officers and directors for good faith actions and the indemnification obligation may cause any liability incurred to be paid by the Company.

Under the bylaws of the Company its Officers and Directors are not liable to the Company for any act or omission that they take in good faith, except for active and deliberate dishonesty or a criminal act committed by them. Under certain circumstances the Management of the Company will be entitled to indemnification from the Company for losses the members of the Management team may incur in defending actions arising out of their positions as part of the Management of the Company.

The Company needs the net proceeds of the Offering to fully finance its intended operations
Since the Company has modest revenues currently, it has an immediate need for the net proceeds of the Offering to fully finance the development and operations of each business unit. Since the Company is conducting the Offering on a "best efforts" basis, it cannot assure you that it will sell all or any of the Units it is offering. If the Company only sells the minimum offering amount of shares, it may not be able to meet its anticipated working capital needs, or to develop, manage and promote its products and services either to the extent or as rapidly as each would like. Accordingly, early investors will be at much greater risk, since the Company will have less working capital available to finance the operations of each. An investment in the Units is very speculative and may not offer the same diversity as an investment in a larger better capitalized company.

If the Company's business models are not successful, it may not achieve or maintain profitability
The Company's business models involve selling life insurance online to consumers. The Company does not know whether its business models and strategies will be successful. For the business models of the Company to be successful, it will need to generate enough revenue to permit it to recoup its initial investment plus a profit and to operate efficiently and with the lowest costs possible. If the Company is not able to do this, it may never become profitable. If the assumptions underlying the business model for the Company are not valid or it is unable to implement its business plans, its results of operations will suffer, which could cause the value of your investment to decline or suffer.

The Company's failure to raise additional capital could reduce its ability to compete and harm its business
The expansion and development of business of the Company may require it to raise significant additional capital in the future. The Company anticipates that the net proceeds from the Offering, together with cash on hand and any cash generated from revenue will be sufficient to fund the Company's initial operating activities. If the

Company needs to raise additional capital, it cannot assure you that it will be able to do so on favorable terms, if at all. If the Company is unable to raise capital in the future on acceptable terms, it may not be able to expand its business significantly, and might have to curtail or cease operations.

The Company has a limited management staff, and if it loses its key personnel or is unable to attract and retain additional personnel, its business and ability to compete will be harmed

The Company's success depends on the skills, abilities and performance of the executive officers and key employees of each, especially Harry Grundmann. Currently, Mr. Grundmann serves as Chairman of Cayo, Inc. Accordingly, the death, incapacity, resignation or loss of services of Mr. Grundmann could seriously harm the business. The Company also plans to retain the services of independent advisors and consultants to help each of them develop and expand its business. Because the activities of third parties that are not affiliates are beyond its control, the Company cannot guarantee that such unaffiliated entities will be able to perform their responsibilities in a manner satisfactory to the Company. Moreover, if any of these third parties are affiliated with the Company or members of the managements of each, conflicts of interest may arise. If one or more of these third parties become unavailable or fails to perform, the Company will have to obtain suitable replacements, and its failure to do so could harm the business.

The non -med simplified issuelife insurance market is highly competitive and the Company may not be able to compete effectively

Competition in the industry is increasingly intense. The Company's competitors range from other insurance companies that sell non-med simplified issue life insurance via the Internet or at a branch. While the Company believes that its online platform is distinctive and unique to the industry, it cannot assure you that other companies will not adopt similar concepts or be more successful in establishing products and services using similar concepts. Many of the Company's competitors are well established and some of their competitors have substantially greater financial, marketing and other resources than they do, all of which may affect the ability of the Company to compete. Many of the organizations that the Company will compete against have significantly greater financial, management, marketing and other resources than the Company. The Company's ability to compete effectively depends upon its ability to distinguish its products and services from the competitors of the Company and include such factors as:

•	market acceptance of the Company's products and services;
•	the quality of the Company's products and services; and

- success and timing of development and introduction of new products and services.

The industry of the Company is characterized by frequent introductions of new products and services, accompanied by substantial promotional campaigns. Many of the Company's competitors may be able to respond more quickly to new or emerging changes in consumer preferences and demands and to devote greater financial resources to the development, management and promotion of their products and services than the Company does.

Therefore, the Company cannot assure you that each of them will be able to compete successfully against current and future competitors, or that competitive pressures faced by each of them will not have a material adverse effect on its business, results of operations and financial condition.

Interruption or failure of the Company's information technology and communications systems could impair the ability to effectively provide its products and services, which could damage its reputation and harm its operating results

The Company's provision of its products and services depends on the continuing operation of its information technology and communications systems. Any damage to or failure of the Company's systems could result in interruptions in the service of each. Interruptions in the Company's service could reduce the revenues and profits of each, and the brands of each could be damaged if people believe its systems are unreliable. The Company's systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm their systems, and similar events.

The Company's data center is also subject to break- ins, sabotage and intentional acts of vandalism and to other potential disruptions. Some of the Company's systems are not fully redundant, and its disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster or other unanticipated problems at the Company's data center could result in lengthy interruptions in the services of the Company.

Although the Company has not experienced system failures in the past there are no assurances that it may not in the future. Any unscheduled interruption in the services of the Company puts a burden on its entire organization and would result in an immediate loss of revenue. If the Company experiences frequent or persistent system failures on one of its web sites, the reputation and brand of the Company could be permanently harmed. Although the Company intends to take steps to increase the reliability and redundancy of its systems, it may not be successful in reducing the frequency or duration of unscheduled downtime.

Privacy concerns relating to elements of the Company's technology could damage the reputation of the Company and deter current and potential users from using its products and services

From time to time, concerns may be expressed about whether the Company's products and services compromise the privacy of clients, investors, lenders, users and others. Concerns about the Company's collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage the reputation and operating results of any of the Company. Privacy concerns could also arise with the Company's products that provide improved access to personal information that may already be publicly available, but that its products could be more readily accessible by the public.

The Company's intellectual property rights are valuable, and any inability to protect them could reduce the value of the products, services and brand of any of the Company

The Company's trademarks, trade secrets, business processes, copyrights and all of its other intellectual property rights are important assets. There are events that are outside of the Company's control that pose a threat to these intellectual property rights. For example, effective intellectual property protection may not be available in every country in which the Company's products and services are distributed or made available through the Internet. Also, the efforts the Company has taken to protect its proprietary rights may not be sufficient or effective. Any significant impairment of its intellectual property rights could harm its businesses or ability to compete. Also, protecting the Company's intellectual property rights is costly and time consuming. Any increase in the unauthorized use of the Company's intellectual property could make it more expensive to do business and harm the operating results of each of the Company.

The Company's business is subject to a variety of US and foreign laws, which could subject the Company to claims or other remedies based on the nature and content of its products and services

The Company may be threatened with claims under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials generated by it or others. It is also possible that the Company could be held liable for misinformation provided over the web if that information appeared on one of its websites. If any such complaints result in liability to the Company, it could be potentially costly, encourage similar lawsuits, distract management and harm the reputation of the Company and possibly its business.

In addition, existing or new legislation could expose the Company to substantial liability, restrict its ability to deliver services to the users of the Company, limit its abilities to grow and cause it to incur significant expenses in order to comply with such laws and regulations. Failure to comply with either state or federal laws could have an impact on the Company's businesses and compliance with these laws and regulations is complex and may impose significant additional costs on each of the Company.

You make certain warranties to the Company when you subscribe for Units

By executing a Subscription Agreement, you make certain warranties to the Company as to your comprehension of the nature of the risks involved in an investment in the Units.

No regulatory authority has reviewed or approved the terms of the Offering

No federal or state regulatory authority has reviewed any of the terms of the Offering. As a result, you must base a potential investment in the Company on a personal evaluation without the benefit of any prior review by such a regulatory authority.

The risk of economic decline could adversely affect the Company's business operations

The Company, like other small and large businesses, will be subject to adverse operating results due to broad changes in economic conditions. Such conditions as unemployment levels, levels of spending, interest rates, the availability of credit and fluctuations in the stock market could adversely affect its operations and future prospects for success. Although current industry trends indicate that the type of products and services that the Company plans to develop, manage and promote are currently in demand, such market demands are subject to change. These factors, which are beyond the Company's control, could adversely affect its business.

There are other unforeseen business risks that could harm the Company's businesses

The foregoing is not an all-inclusive list of the business risks facing the Company in its plans to develop, manage and promote its business and products and services. As with any business entity, the Company cannot predict with certainty all the possible problems which may confront its business in future years. It is possible that events or conditions not foreseeable at present and/or which may not be subject to the Company's control may occur in the future and have an adverse impact on its ability to carry out the profitable development, management and promotion of its products and services.

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of

Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Securities will be effectively subordinate to any of our debt that is secured.

The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.

We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected.

We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions.

Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.

Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Debt holders have priority over shareholders in the event of the Company's bankruptcy or liquidation.
In the event of our bankruptcy or liquidation, debt holders, will have priority to the Company's assets prior to any preferred or common shareholders receiving any assets upon liquidation. After repayment of all indebtedness, the Company may not have any assets to distribute to shareholders.

Dilution.
The conversion price of the common stock, which shall be determined by the Company (please see the section entitled "The Offering and The Securities" below for more information on the determination of conversion price) and may be substantially higher than the pro forma net tangible book value per share of the Company's outstanding common stock at the time of conversion. As a result, you may incur immediate and substantial dilution in the per share net tangible book value of your shares of common stock when you convert. Additionally, if the Company issues additional shares of common stock in the future, you may experience further dilution.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN
THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering?

The purpose of the offering is to enable Cayo, Inc. to pursue final website development and to achieve the necessary marketing and operations benchmarks and milestones in order to expand.

10. How does the issuer intend to use the proceeds of this offering?

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Cayo, Inc. dba InstaLifeCoverage.com Start-Up & Use of Funds					
$100,000 Minimum Raised			**$1,000,000 Maximum Raised**		
Use of Capital			Use of Capital		
Accounting and CPA	$	5,000	Accounting and CPA	$	12,000
As Earned Risk Cash Flow	$	-	As Earned Risk Cash Flow (5 Months)	$	362,253
Final Website Development Expenses	$	30,000	Final Website Development Expenses	$	150,000
Funding Fees	$	10,000	Funding Fees	$	100,000
Document Prep Fees	$	20,000	Document Prep Fees	$	20,000
Marketing	$	20,000	Marketing (3 Months)	$	92,106
Payroll Burn Rate	$	-	Payroll Burn Rate - (3 Months)	$	69,808
Sub total	$	85,000	Sub total	$	806,167
Reserves	$	15,000	Reserves	$	193,833
Total Start-Up Budget	$	100,000	Total Start-Up Budget	$	1,000,000

The amount of proceeds raised will determine the rate at which the company is able to expand.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Based on only the minimum being raised, the proceeds will be adjusted according to the pro forma.

11. How will the issuer complete the transaction and deliver securities to the investors?

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Happy State Bank dba Goldstar Trust Company until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through Nobles & Richards, Inc. dba Invest A Grand Corporation, the Intermediary.

12. How can an investor cancel an investment commitment?

Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary: Nobles & Richards, Inc. dba Invest A Grand Corporation.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

The Company is offering up to 1,000 of Convertible Notes for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 30, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

Authorized Capitalization

At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.001 per share, of which 2,250,000 common shares have been issued and are outstanding, and (ii) 0 shares of preferred stock, par value $0.000000 per share, of which 0 preferred shares will be issued and outstanding.

Interest Payment and Amortization Schedule

The principal amount of a single Security or "Note" is $1,000.00. The Securities will pay interest in together with the unpaid principal balance of the Convertible note at a rate equal to 8% per annum (computed on the basis of the actual number of days elapsed in a 365-day year). Interest shall accrue from the date of the Convertible Note and shall continue to accrue on the outstanding principal balance and of the Note until paid in full or converted.

The Notes will mature upon two years from the date of issuance. To the extent not previously paid or converted in accordance with the terms of the Convertible Note prior to June 30, 2019 (the "Maturity Date"), Cayo, Inc. will repay the entire Outstanding Balance, plus all interest accrued thereon, on the Maturity Date.

Cayo, Inc. may prepay the Outstanding Balance, in whole or in part, together with accrued interest thereon to the date of prepayment, at any time without premium or penalty. Prepayments of principal and interest under this Note shall be made in lawful currency of the United States of America and shall be applied, in order, first to costs of collection, second to interest, and third to principal in the inverse order of maturity.

Conversion

The Holder of the Convertible Note is entitled, at its option, at any time prior to the Maturity Date, to convert all and not less than all of the Outstanding Balance, together with any and all accrued and unpaid interest thereon, into shares of common stock of Cayo, Inc. (the "Conversion Shares") at the purchase price of one dollar and thirty-three cents ($1.33) per share, and on the same terms and conditions as set forth in Cayo, Inc.'s Articles of Incorporation and Bylaws.

Subordination

The Notes are not subordinate to other indebtedness of the Company.

Covenants

The Notes contain the following restrictive covenants, which will inhibit its ability to take certain actions: The Holder of the Convertible Note is entitled, at its option, at any time prior to the Maturity Date, to convert all and not less than all of the Outstanding Balance, together with any and all accrued and unpaid interest thereon, into shares of common stock of Maker (the "Conversion Shares") at the purchase price of one dollar and thirty-three cents ($1.33) per share, and on the same terms and conditions as set forth in Cayo, Inc.'s Articles of Incorporation ("Articles") and Bylaws ("Bylaws"). Such conversion shall be effected by the Convertible Note Holder delivering to Cayo, Inc. a "Notice of Conversion" and shall be effective on and as of the date such Notice of Conversion is received by Cayo, Inc.

Events of Default

Upon the happening of an "Event of Default", the Convertible Note shall become immediately due and payable at the option of Note Holder. Any of the following events constitute an event of default:

(1) failure of Cayo, Inc. or any other obligor (which shall include each maker, endorser, surety and guarantor of this Note) to perform any agreement or obligation set forth in the Convertible Note within any applicable grace or cure period; (2) dissolution or liquidation of Cayo, Inc.; (3) filing of a petition in bankruptcy by or against Cayo, Inc. which is not dismissed within thirty (30) days; (4) application for appointment of a receiver for, making of a general assignment for the benefit of creditors by, or insolvency of Cayo, Inc.; or (5) a default or event of default under any document, instrument or certificate providing collateral security to the Note Holder for Cayo, Inc.'s obligations under the Convertible Note and the expiration of any applicable grace or cure period.

To the extent permitted by law, the Convertible Note shall accrue interest during any period when an Event of Default has occurred and is continuing on the unpaid portion of the principal balance hereof or the payment of interest thereon at a rate per annum equal to twelve percent (12%) per annum, or the maximum rate permitted by applicable law if less. If the Convertible Note is placed with an attorney or collection agency for collection upon any Event of Default, Cayo, Inc. agrees to pay to the Note Holder all attorney's fees and all lawful costs and expenses of collection, whether or not a suit is commenced.

Voting and Control

Convertible Notes have no voting rights unless converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Directors of the Company	Shareholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does have the right to repurchase the Convertible Notes. Cayo, Inc. may prepay the Outstanding Balance, in whole or in part, together with accrued interest thereon to the date of prepayment, at any time without premium or penalty. Prepayments of principal and interest under the Convertible Note shall be made in lawful currency of the United States of America and shall be applied, in order, first to costs of collection, second to interest, and third to principal in the inverse order of maturity.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

Explain:_____

16.   How may the terms of the securities being offered be modified?

The offer made hereby is subject to modification, prior sale and withdrawal at any time.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of security	Common Stock
Amount Authorized	10,000,000
Amount Outstanding	2,250,000
Voting Rights	Yes, Majority
Other Rights	No
Securities Reserved for Issuance upon Exercise or Conversion (Class of Security)	None

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

To the extent the Convertible Notes are converted to common stock, the equitable holdings of the current shareholders will be dilute.

Cayo, Inc. dba InstaLifeCoverage.com Post Funding Capitalization Table								
Shareholders	Shares	Convertible Notes	Value	Ownership	Fully Diluted Shares	Value - Fully Diluted	Price	Ownership - Fully Diluted
Eetree Inc Nevada Corp	510,000	-	680,000	17.00%	510,000	680,000.0	1 1/3	15.40%
Nancy Schrader	480,000	-	640,000	16.00%	480,000	640,000.0	1 1/3	14.49%
Cate Turnbull	300,000	-	400,000	10.00%	300,000	400,000.0	1 1/3	9.06%
Dr Sammy Louka	210,000	-	280,000	7.00%	210,000	280,000.0	1 1/3	6.34%
Lori Wagner	180,000	-	240,000	6.00%	180,000	240,000.0	1 1/3	5.43%
Spencer Grundmann	180,000	-	240,000	6.00%	180,000	240,000.0	1 1/3	5.43%
Tim Trefts	180,000	-	240,000	6.00%	180,000	240,000.0	1 1/3	5.43%
James Hardy	150,000	-	200,000	5.00%	150,000	200,000.0	1 1/3	4.53%
Myrna Long	60,000	-	80,000	2.00%	60,000	80,000.0	1 1/3	1.81%
To be Issued to Series A***	-	750,000	1,000,000	25.00%	1,062,300	1,416,400.0	1 1/3	32.07%
Subtotal	2,250,000	750,000	4,000,000	100.00%	3,312,300	4,416,400	1 1/3	100.00%

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

N/A

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Purchasers are getting convertible notes and will be creditors. To the extent that convert they will have limited control over the business of the corporation, and the business will be controlled by the directors (as elected by a majority in interest) and the officers. The majority shareholders, directors, and officers may make decisions that not all shareholders agreement and minority shareholders will have limited to no rights to affect those decisions.

23. What are the risks to purchasers associated with corporate actions including:

• additional issuances of securities,
• issuer repurchases of securities,
• a sale of the issuer or of assets of the issuer or
• transactions with related parties?

See above. Directors and majority shareholders may elect to issue additional shares, which will dilute all shareholders; repurchase may impact the amount of funds available to pursue business opportunities; sale of assets or the issuer may affect the value of the stock; related part transaction will not be at arm's length.

24. Describe the material terms of any indebtedness of the issuer:

None, other than the Securities being offered [see "The Offering."]

25. What other exempt offerings has the issuer conducted within the past three years?

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reli-ance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer; No

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; No

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or No

(4) any immediate family member of any of the foregoing persons. No

If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Operations

There have been no prior earnings or cash flows because no meaningful business has been conducted at the time of this offering.

The Company intends to achieve profitability in the next 12 months by having the website operational and issuing insurance policies.

The Company currently requires $8,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. We plan to use the proceeds as set forth under "use of proceeds" which will have a beneficial effect on our liquidity and would allow us to execute our business strategy more quickly.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years. The Company intends to make the following material capital expenditures in the future:

The Company will use from $15,000.00 to $150,000.00 in web-site expansion expenses depending on the amount raised.

Trends and Uncertainties

Cayo operates an enterprise within a highly speculative business sector that intends to transform the traditional retail insurance buying experience online. The services the Company and its affiliated enterprises offer are, by their nature, exceptionally high risk since the Company is conducting business online. Furthermore, Cayo is a new entity with no past performance, the instant life insurance market is highly competitive and the Company may not be able to compete effectively, interruption or failure of the Company's information technology and communications systems could impair the ability to effectively provide its products and services, which could damage its reputation and harm its operating results, the Company's intellectual property rights are valuable, and any inability to protect them could reduce the value of the products, services and brand of any of the Company, and the Company's business is subject to a variety of U.S. and foreign laws, which could subject the Company to claims or other remedies based on the nature and content of its products and services.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them. The financial statements are an important part of this Form C and should be reviewed in their entirety.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $100,000 or less:	☐ The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Taxable income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and ☐ Financial statements of the issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $100,000, but not more than $500,000:	☐ Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

(c) More than $500,000:	☐ Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:
		Financial statements must be **audited** by a public accoun tant that is independent of the issuer and must include a signed audit report.
		If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than $1,000,000:
		Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report.
		If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

The financial statements of the Company match the category 'C,' as the maximum amount for this offering exceeds $500,000.00; the financial statements are attached hereto as Exhibit A.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1)   the financial statements of Cayo, Inc. *included in this Form are true and complete in all material respects; and*

> *(1)   the tax return information of* Cayo, Inc. *included in this Form reflects accurately the information reported on the tax return for* Cayo, Inc. *filed for the fiscal year ended [date of most recent tax return].*

_____
[Signature]

_____
[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i)   Rule 2-01 of Regulation S-X or

(ii)   the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security?
☐Yes ☑ No

(ii)   involving the making of any false filing with the Commission?
☐Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐Yes ☑ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security?

☐Yes ☑ No;

    (ii)   involving the making of any false filing with the Commission ☐Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐Yes ☑ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

    (A)   association with an entity regulated by such commission, authority, agency or officer? ☐Yes ☑ No

    (B)   engaging in the business of securities, insurance or banking? ☐Yes ☑ No

    (C)   engaging in savings association or credit union activities? ☐Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐Yes ☑ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) *suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?* ☐Yes ☑ No

  (ii) *places limitations on the activities, functions or operations of such person?* ☐Yes ☑ No

  (iii) *bars such person from being associated with any entity or from participating in the offering of any penny stock?* ☐Yes ☑ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  (i) *any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?* ☐Yes ☑ No

  (ii) *Section 5 of the Securities Act?* ☐Yes ☑ No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐Yes ☑ No

If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or

proceeding to determine whether a stop order or suspension order should be issued? ☐Yes ☑ No

If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐Yes ☑ No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and

Transcript of Instalifecoverage.com video available on Investagrand website.

Purchasing life insurance for your family will never be the same. Welcome to Instalifecoverage.com, one of the first insurance agencies in the United States to market and sell life insurance 100% online. The agency's website, which is also accessible through mobile devices, provides the simplified approval process for consumers. The process takes only about 10 minutes with no medical exam. We're talking fabulous coverage and a fabulous business model. The Instalife story is short and sweet. Headquartered in Reno, Nevada, Instalife became a licensed Nevada Insurance Agency in July of 2015. Led by chairman Harry Grundmann, the Instalife management team is rock-solid. Grundmann has decades of experience leading large successful national sales and distribution networks and launching and growing and internet based business. Recently we caught up with Grundmann at an entrepreneurial Symposium at the Mandalay Bay Resort in Las Vegas. Let's listen in.

"Really what I wanted to do today is really explain why we are so excited about Instalife and this fintech platform that we developed."

The Instalife team is leading the shift. In 2015 they implemented a fully compliant financial technology platform that is revolutionizing the industry. Their business model is simple and powerful. Consumers can accurately estimate their coverage needs, receive an instant quote with options to save them money, talk with helpful experts on the phone during the process and simply sit back and be amazed at how easy and assuring the life insurance approval process can really be. Instalife is simply the easiest way on the planet to get full life insurance coverage. With Instalife, there's no waiting and no hassles. Consumers can get up to $400,000 in coverage, with no unwanted calls from insurance agents, and most importantly their family members can get pre-approved today. Grundmann and his staff invite you to review their compliant documentation and join the movement to change the future of life insurance in a big way.

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Other Material Terms
The Company does have the right to repurchase the Convertible Notes. Cayo, Inc. may prepay the Outstanding Balance, in whole or in part, together with accrued interest thereon to the date of prepayment, at any time without premium or penalty. Prepayments of principal and interest under the Convertible Note shall be made in lawful currency of the United States of America and shall be applied, in order, first to costs of collection, second to interest, and third to principal in the inverse order of maturity.

Other Information
Mr. Harry Grundmann, Chairman of the Board, Cayo, Inc., underwent a tax audit during 2008. The audit period was a five year lookback. Due to inadequate retention of records, the audit resulted in a tax liability of $108,010. Mr. Grundmann is currently in the process of establishing a payment plan.



SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

1-11-17

(Signature)

Tim Trefts

(Issuer)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Harry Grundmann

(Name)

Chairman

(Title)

1-11-17

(Date)

(Signature)

Spencer Grundmann COO

(Name)

COO

(Title)

1-11-17

(Date)

(Signature)



Tim Trefts
(Name)

CEO
(Title)

1-11-17
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit A

Financial Statements

CAYO, INC

REVIEWED FINANCIAL STATEMENTS

AUGUST 31, 2016 (See Independent

Accountant's Review Report)

Grigsby Forensics & Valuation

CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT   1

FINANCIAL STATEMENTS:

  Balance Sheet   2

  Statement of Income and Member's Equity   3

  Statement of Cash Flows   4

NOTES TO FINANCIAL STATEMENTS   5-7

Grigsby Forensics & Valuation



Grigsby Forensics & Valuation

CPA/ABV/CFF, CVA, ABAR, MAFF, CFE, CPCM, CM & AA, CITP
8020 West Sahara Avenue, Unit 205, Las Vegas, NV 89117
Email: grigsbyvaluation@gmail.com
Cell: (702)612-5159 | Office: (702)629-0112

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member
CAYO, Inc.
Las Vegas, Nevada

I have reviewed the accompanying balance sheet of CAYO, Inc. as of August 31, 2016, and the related statements of income and member's equity and cash flows for the eight month period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Grigsby Forensics & Valuation

November 16, 2016
Las Vegas, Nevada

CAYO, INC.
BALANCE SHEET
AS OF AUGUST 31, 2016
(See Independent Accountant's Review Report)

ASSETS

Current Assets:		
Cash-Savings, Checking		$ 2
Total current assets		2
Total Current Assets	$	2
MEMBER'S EQUITY:		
Member's equity		2
Total Member's Equity	$	2

CAYO, INC.
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE EIGHT MONTH PERIOD ENDED AUGUST 31, 2016
(See Independent Accountant's Review Report)

REVENUE:

Total Revenue	$0

OPERATING EXPENSES:

Business license	920
Salary-Administrative	12,000
Payroll Tax & Processing	2,116
Rent (Note 1)	4,750
Outside Fees	5,600
Consulting Fees	20,196
Seminar Costs	3,400
Bank Charges	542
Telephone	1,029
Office Supplies	166
Utilities	302
Travel-Hotel	7,499
Travel-Food	2,701
Travel-Mileage	8,703
Total expense	70,391
Net (Loss)	(70,391)
Net Investor Contributions	67,966
Beginning Member's Equity	2,427
Ending Member's Equity	2

54

Grigsby Forensics & Valuation

BAIGS CONSTRUCTION
STATEMENT OF CASH FLOW
FOR THE EIGHT MONTH PERIOD ENDED AUGUST 31, 2016
(See Independent Accountant's Review Report)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	$ (70,391)
Adjustments to reconcile net income to net cash	0
Net cash (used) by operating activities	(70,391)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Investor Contributions	67,966
Net cash provided by financing activities	67,966
Total Cash (Used)	(2,425)
Cash-in-Bank-January 1, 2016	2,427
Cash-in-Bank August 31, 2016	$ 2

Grigsby Forensics & Valuation

CAYO, INC.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2016

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of CAYO, INC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

a. **Nature of Business**

CAYO, INC. (the "Company") was formed as a domestic corporation in the State of Nevada on June 10, 2015. The Company is engaged in providing internet search services for the life insurance industry. The DBA for this website is InstantLifeCoverage.com. The application of this website has not been fully operational at balance sheet and as such there is no current revenue from this activity.

b. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. **Cash-in-Bank**

The Company maintains its cash balances in one financial institution. The balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

56

5

Grigsby Forensics & Valuation

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of CAYO, INC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

a. Nature of Business

CAYO, INC. (the "Company") was formed as a domestic corporation in the State of Nevada on June 10, 2015. The Company is engaged in providing internet search services for the life insurance industry. The DBA for this website is InstantLifeCoverage.com. The application of this website has not been fully operational at balance sheet and as such there is no current revenue from this activity.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash-in-Bank

The Company maintains its cash balances in one financial institution. The balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Grigsby Forensics & Valuation